Giovanni caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

January 16, 2020

Bernard Nolan Division of Corporation Finance Office of Technology U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Wealthbridge Acquisition Limited Preliminary Proxy Statement on Schedule 14A Filed December 6, 2019 File No. 001-38799

Dear Mr. Nolan:

On behalf of our client, Wealthbridge Acquisition Limited (“Wealthbridge” or the “Company”), we hereby provide a response to the comments issued in a letter dated January 2, 2020 (the “Staff’s Letter”) regarding the Company’s Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) Contemporaneously, we are submitting the amended Preliminary Proxy Statement via Edgar (the “Amended Proxy Statement”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended Proxy Statement, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

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A limited liability partnership including professional corporations

January 16, 2020 Page 2

Preliminary Proxy Statement on Schedule 14A

Summary of the Proxy Statement, page 8

1.	Please provide organizational charts of Wealthbridge and Scienjoy before and after the business combination to clarify the current ownership of Scienjoy and the ownership of the company following the transaction. Disclose that you expect to be a controlled company under the Nasdaq Stock Market Rules because Lavacano will control more than 50% of the voting power of your outstanding capital stock. Also, disclose that if you are deemed to be a foreign private issuer under Rule 3b-4 of the Exchange Act following the transaction, you plan to adopt a dual-class share structure that will result in further concentration of Lavacano's control over the company. Provide cross-references to the corresponding risk factors on pages 56 and 57, as well as a new risk factor that addresses the disclosure and reporting requirements (e.g., no requirement to comply with the proxy rules) and the exemptions from certain Nasdaq corporate governance rules that are available to a foreign private issuer and whether you intend to use them.

Response: The disclosure on page 8 of the Amended Proxy Statement has been revised in accordance with the Staff’s comment.

2.	You state that the Share Exchange Agreement provides that the minimum remaining amount in your trust account is no less than $10,000,000 after giving effect to payments to redeeming shareholders. Please disclose the maximum redemption amount that you have calculated for the purpose of complying with such provision, and describe what may happen if shareholder redemptions exceed such amount. In this regard, you disclose on page 108 that you may need to obtain additional equity or debt financing if you become obligated to redeem a significant number of your public shares upon completion of the business combination.

Response:  The disclosure on page 9 and page 148 of the Amended Proxy Statement has been revised in accordance with the Staff’s comment.

Risk Factors, page 17

3.	You disclose that Scienjoy's business objective includes expanding its business into overseas markets in Southeast Asia, the Middle East, and South America. Please provide a risk factor addressing the material business, regulatory, and economic risks in expanding its business outside China. Also, briefly explain the nature and scope of the Chinese government's Belt and Road Initiative and the risks and limitations related to the company's plan to align its geographic expansion strategy with such initiative.

Response: The disclosure on page 21 of the Amended Proxy Statement has been revised in accordance with the Staff’s comment. The reference to the “Belt and Road Initiative” has been removed from the Amended Proxy Statement.

January 16, 2020 Page 3

4.	To the extent your Second Amended and Restated Memorandum and Articles of Association will contain anti-takeover provisions that materially limit the rights of holders of your ordinary shares, please provide a risk factor that describes those limitations. In this regard, we note your existing memorandum and articles of association provide for the separation of your board of directors into two classes.

Response: The disclosure on page 57 of the Amended Proxy Statement has been revised in accordance with the Staff’s comment.

Scienjoy relies on its mobile application and PC application to provide services . . ., page 29

5.	You disclose that the Showself Live Streaming mobile application, which you characterize as Scienjoy's most popular platform in terms of registered users and revenue, was once removed by Apple's App Store for unknown reasons and that such incident caused a significant decrease in the number of downloads and had a material adverse impact on Scienjoy's business and results of operations. Please contextualize this disclosure by providing the date of removal and length of the suspension. To the extent material, disclose the quantitative financial impact on the company.

Response: The disclosure on page 30 of the Amended Proxy Statement has been revised in accordance with the Staff’s comment.

Key performance metrics used by Scienjoy, such as QAUs, paying users, ARPPU and paying ratio, may overstate the number . . ., page 32

6.	You state that each of your three primary platforms has its own mobile application. Please discuss whether registered users are required to separately register for each platform and, if so, how this impacts the total number of registered users, active users and paying users and whether these users are counted more than once for purposes of calculating these metrics. To the extent that a user is registered or has been active on more than one platform, please disclose how you measure unique users.

Response: The disclosure on page 32 of the Amended Proxy Statement has been revised in accordance with the Staff’s comment.

January 16, 2020 Page 4

The Business Combination Proposal Wealthbridge's Board's Reasons for the Approval of the Business Combination, page 70

7.	You state that no reports as to the valuation of Scienjoy were produced by any of your advisors. You, however, also state that your board of directors received information from your legal and financial advisors prior to reaching the decision to approve the Share Exchange Agreement and the transaction. Please explain why the information that you received from your financial advisor does not qualify as a report, opinion, or appraisal that is materially related to the transaction. Refer to Item 14(b)(6) of Schedule 14A and Item 1015(b) of Regulation M-A.

Response: The disclosure on page 70 of the Amended Proxy Statement has been revised to clarify that Wealthbridge only received oral advice from its financial advisor and that no report or other documents were produced relating to the valuation of Scienjoy.

8.	You disclose that your management team and board of directors recommended approval of the business combination, in part, because Scienjoy compares favorably to three publicly traded Chinese live streaming platforms (HUYA, DouYu, and YY) in terms of user scale and economics and that the pro forma equity market value of the post-combination company, assuming no redemptions, will represent a substantial discount to the equity market values of HUYA and DouYu. Please disclose whether the board also considered the differences between Scienjoy and HUYA and DouYu in connection with this analysis. For example, we note that HUYA and DouYu are companies with greater revenue and a greater number of registered users, active users, and paying users. We also note that HUYA and DouYu are primarily focused on the game live streaming market, which may not necessarily be comparable to the show live streaming market.

Response: The disclosure on page 72 of the Amended Proxy Statement has been revised in accordance with the Staff’s comments.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Scienjoy Inc.

Key Factors Affecting Scienjoy's Results of Operations, page 130

9.	You stress the importance of user retention and engagement to Scienjoy's business. Please tell us whether management of Scienjoy measures the operating performance of the business in terms of active user retention and/or engagement, such as average daily time spent on the platforms. If so, please provide those metrics for each period presented and describe how they are calculated.

Response: The disclosure throughout the Amended Proxy Statement has been revised in accordance with the Staff’s comment by deleting the phrase “user retention” because Scienjoy does not measure the operating performance by active user retention. Scienjoy measures active user engagement by the metrics of “Quarterly Average Revenue per Paying User” or “ARPPU.” The disclosure of ARPPU for each period on page 133 of the Amended Proxy Statement has been added in accordance with the Staff’s comment.

January 16, 2020 Page 5

Revenue, page 133

10.	Please tell us why you do not provide revenue recognized from each of your three primary platforms (i.e., Showself Live, Lehai Live, and Haixiu Live). Consider disclosing the total number of paying users and by each of these three platforms.

Response: The disclosure on page 133 of the Amended Proxy Statement has been revised in accordance with the Staff’s comment.

Revenue Recognition, page 138

11.	You disclose that in the case of time-based virtual items, live streaming revenue is recognized over the fixed period on a straight line basis. Please disclose the fixed period or term. In addition, describe the nature or type of virtual items that are time-based. Explain why recognizing revenue on a straight-line basis is appropriate. Please also address the application of ASC 606 upon adoption. We refer you to ASC 606-10-25-27 and 30.

Response: The disclosure on page 139 of the Amended Proxy Statement has been revised in accordance with the Staff’s comment.

In light of the adoption of ASC 606, “Revenue from Contracts with Customers” using the modified retrospective method, Scienjoy has evaluated the potential impact on Scienjoy’s consolidated financial statements as below:

Revenues are recognized when control of the promised virtual items or services is transferred to Scienjoy’s customers, in an amount that reflects the consideration Scienjoy expects to be entitled to in exchange for those virtual items or services.

Under ASC 606-10-25-27, “An entity transfer control of a good or service over time and therefore, satisfied a performance obligation and recognizes revenue over time, if one of the following criteria is met: … the customer simultaneously receive and consume the benefit provided by the entity’s performance as the entity performs….”

January 16, 2020 Page 6

For each of the time-based virtual item mentioned above, the users receive and consume the benefits of the virtual items during the contract period. As a result, revenue related to time-based virtual items provided on a subscription basis is recognized ratably over the contract period in accordance with ASC 606-10-25-27. Scienjoy does not have further performance obligations to the user after the stated contract period of time for time-based virtual items.

Further, according to ASC 606-10-25-30, “If a performance obligation is not satisfied over time in accordance with paragraphs 606-10-25- 27 through 25-29, an entity satisfies the performance obligation at a point in time. To determine the point in time at which a customer obtains control of a promised asset and the entity satisfies a performance obligation, the entity shall consider the guidance on control in paragraphs 606-10-25-23 through 25-26….”

For the consumable virtual items, Scienjoy considers each consumable virtual item as a single performance obligation provided on a consumption basis. Revenue is recognized at the point in time when the consumable virtual item is transferred directly to the users and consumed by them. Scienjoy does not have further performance obligations to the user after the virtual items are consumed immediately. As a result, revenue related to consumable virtual items is recognized at the point in time in accordance with ASC 606-10-25-30.

Based on Scienjoy’s assessment, the adoption of ASC 606 will not have any material impact on Scienjoy’s consolidated financial statements and no material differences will exist between Scienjoy’s future adoption of ASC 606 and its accounting to date under ASC 605.

12.	Please clarify the definition of "recharge" to describe when virtual currency are purchased. Clarify how you account for any fees paid to or retained by third-party platforms or distributors. Provide support for how each fee or charge is presented and indicate why these fees are not reported as a reduction of revenue. In addition, describe how you account for virtual currency purchased in advance and resold by sale agents. Describe the payment terms of distributor receivables and describe incentives or concessions provided. In this regard, we note that distributor receivables are significant.

Response: The disclosure on page 139 of the Amended Proxy Statement has been revised in accordance with the Staff’s comment.

January 16, 2020 Page 7

Liquidity and Capital Resources, page 141

13.	You disclose that as of June 30, 2019, Scienjoy had RMB93.617 million in cash and cash equivalents that was deposited with major financial institutions located in the PRC. Please disclose the material amounts of cash and short-term investments disaggregated by currency denomination as of the most recent balance sheet date in each jurisdiction in which your affiliated entities are domiciled. For entities within China, disclose material amounts of cash held by VIEs separately from the amount of cash held by other entities. In addition, please disclose the amount of cash and cash equivalents held at the third party platform fund accounts. Tell us how you assess credit risk for these accounts.

Response: The disclosure on page 141 of the Amended Proxy Statement has been revised in accordance with the Staff’s comment.

Directors, Executive Officers, Executive Compensation and Corporate Governance

Directors and Executive Officers After the Business Combination, page 156

14.	For each director, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director in light of the business and structure of the post-combination company.

Response: The disclosure on page 156 of the Amended Proxy Statement has been revised in accordance with the Staff’s comment.

Certain Transactions, page 160

15.	Please clarify that Jining Li's relationship with Keen Nice Communications and Star Jet Co. is the basis on which those parties are deemed to be related parties.

Response: The disclosure on page 160 and page 161 of the Amended Proxy Statement has been revised in accordance with the Staff’s comment.

ORGANIZATION AND PRINCIPAL ACTIVITIES

(b) Reorganization, page F-38

16.	Please provide your analysis that supports accounting for the reorganization as combination of companies under common control. Provide a table that shows the ownership interest in the companies before and after the reorganization.

Response: Please refer to below chart for the ownership interest in the companies before and after the reorganization.

January 16, 2020 Page 8

Before the reorganization

Subsidiaries	Percentage of ownership
Beijing Sixiang Shiguang Technology Co., Ltd. (“SG”)	100% owned by QY
Hai Xiu (Beijing) Technology Co., Ltd. (“HX”)	100% owned by QY
Beijing Le Hai Technology Co., Ltd. (“LH”)	100% owned by QY
Zhihui Qiyuan (Beijing) Technology Co., Ltd. (“QY”)	80% owned by Beijing Junwei Technology Co., Ltd.(“Junwei”) and 20% owned by Xiaoke Yin
Beijing Junwei Technology Co., Ltd. (“Junwei”) *	60.9375% owned by Xiaohui Lin and 39.0625% owned by Yong Xie

*Xiaohui Lin, the controlling shareholder of Junwei(60.9375% equity interest in Junwei), signed a series of agreement (Exclusive Option Agreement, Equity Interest Charge Agreement, Power of Attorney) with Tongfang Stable Fund (“TF SF”). Therefore, TF SF has 60.9375% equity interest in Junwei accordingly.

Yong Xie, the minority shareholder of Junwei (39.0625% equity interest in Junwei), signed a series of agreement (Equity Interest Charge Agreement, Exclusive Option Agreement, Power of Attorney) with Heshine Holdings Limited(“Heshine”). Therefore, Heshine has 39.0625% equity interest in Junwei accordingly.

After the reorganization

Subsidiaries	Relationship
Beijing Sixiang Shiguang Technology Co., Ltd. (“SG”)	100% owned by QY
Hai Xiu (Beijing) Technology Co., Ltd. (“HX”)	100% owned by QY
Beijing Le Hai Technology Co., Ltd. (“LH”)	100% owned by QY
Zhihui Qiyuan (Beijing) Technology Co., Ltd. (“QY”)	Sixiang Wuxian (Beijing) Technology Co., Ltd. (“WX” or “WFOE”) is set as the primary beneficiary of QY
Sixiang Wuxian (Beijing) Technology Co., Ltd. (“WX” or “WFOE”) *	100% owned by Scienjoy International Limited (“Scienjoy HK”)
Scienjoy International Limited (“Scienjoy HK”)	100% owned by Scienjoy Inc. (“the Company”)
Scienjoy Inc. (“the Company”)	80% owned by Lavacano Holdings Limited (“Lavacano”) 20% owned by WBY Entertainment Holdings Ltd
Lavacano Holdings Limited (“Lavacano”)	60.9375% owned by TF SF and 39.0625% owned by Heshine

* the controlling shareholders of QY signed a series of agreements (Exclusive Option Agreement, Equity Interest Charge Agreement, Power of Attorney) with WFOE. WFOE is set as the primary beneficiary of QY as disclosed in Note 1 (c) on page F-40 to page F-42 of the Amended Proxy Statement.

January 16, 2020 Page 9

Lavacano is 60.9375% owned by TF SF and 39.0625% owned by Heshine, maintaining a same share structure as TF SF and Heshine in Junwei before the reorganization.

Scienjoy utilized guidance from the Emerging Issues Task Force in EITF Issue No. 02-5, Definition of “Common Control” in Relation to FASB Statement No. 141 (EITF 02-5). The guidance states that common control exists when an individual or entity holds more than 50% of the voting ownership interest of each entity. Further, ASC 810-10-15-8 states, “for legal entities other than limited partnerships, the usual condition for a controlling financial interest is ownership of a majority voting interest in an entity. ASC 810-10-30-1 states, “if the primary beneficiary of a VIE and the VIE are under common control, the primary beneficiary shall initially measure the assets, liabilities, and non-controlling interests of the VIE at amounts at which they are carried in the accounts of the reporting entity that controls the VIE”. Therefore, as a general rule, the party that holds directly or indirectly more than 50% of the voting shares has control. The power to control may also exist with a lesser percentage of ownership, for example, by contract, lease, agreement with other stockholders, or by court decree.” Based on its current indirect ownership and contractual agreements signed as indicated in the above table, Scienjoy determined that common control by Lavacano exists. Lavacano is the ultimate parent of QY and owns 80% of QY via indirect interest and contractual agreements. As a result, Scienjoy has determined that common control exists in the companies before and after the reorganization.

(c) Organization, page F-39

17.	Please include a description of the recognized and unrecognized revenue-producing assets that are held by the VIE. These assets may include licenses, trademarks, other intellectual property, facilities or assembled workforce. We refer you to ASC 810-10-50-5A.d.

Response: The disclosure on page F-43 of the Amended Proxy Statement has been revised in accordance with the Staff’s comment.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(c) Foreign Currency, page F-44

18.	Clarify why you utilize the US dollar for convenience translation while the company's functional currency is the US dollar.

Response: The disclosure on page F-44 of the Amended Proxy Statement has been revised in accordance with the Staff’s comment.

January 16, 2020 Page 10

General

19.	You state in the forepart that the proxy statement contains information and statistics related to China's economy and its entertainment live streaming industry that derive from various publications issued by market research companies and PRC governmental entities. Please identify each source of information and statistics cited in the proxy statement by disclosing the name of the author as well as the title and date of the publication. In this regard, we note your references to a Frost & Sullivan industry report and a YIGUAN data report. Please also clarify whether these reports, or any other reports, were commissioned by Wealthbridge or Scienjoy for use in connection with this proxy statement.

Response: The disclosure throughout the Amended Proxy Statement has been revised in accordance with the Staff’s comment to identify each source of information and statistics cited with the name of the author and the title and date of the publication. Neither the Frost & Sullivan industry report nor the YIGUAN data report was commissioned by Wealthbridge or Scienjoy for use in connection with this proxy statement. Consent from Frost & Sullivan has been obtained to cite information and statistics from the Frost & Sullivan industry report. YIGUAN data report is available from public resources without payment.

Please call me at 212-407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner